UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: February 16, 2005                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                   FEBRUARY 16, 2005


    HALO RESOURCES SIGNS LETTER OF INTENT WITH ENDOWMENT LAKES (2002) LIMITED
     PARTNERSHIP TO ACQUIRE INTEREST IN THE QUARTER MOON LAKE GOLD PROPERTY


VANCOUVER, BRITISH COLUMBIA, FEBRUARY 16, 2005 - MR. MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB: HLOSF) is pleased to announce the signing of a Letter of Intent (LOI) with Endowment Lakes (2002) Limited Partnership (EL) regarding the option to earn up to an 80% interest in the Quarter Moon Lake Gold Property in Manitoba, Canada. The property comprises 5 mining claims covering a total of 1072 hectares. It is located in north-central Manitoba, 75 km northeast of Flin Flon and 61 km northwest of Snow Lake.

The Quarter Moon Lake Gold property includes the recently discovered Emily gold showing. The Emily gold showing comprises gold mineralization in leucogabbro, associated with disseminated pyrrhotite and arsenopyrite in upper amphibolite facies, deformed gneisses of the Early Proterozoic Kisseynew gneiss belt. The zone of gold bearing sulphide mineralization is exposed intermittently over a strike length of 29 metres. In 2004 the showing was opened by blasting in three places and grab samples from the blast pits returned values from a few ppb to 29 g/t gold.

EL's ground magnetic, lithogeochemical and soil geochemical surveys suggest that the north striking and east dipping zone is open along strike and down dip. EL discovered the zone in 2002 when searching for the sources of extensive gold anomalies in lake sediments along the important Loonhead Lake-Snow Lake fault system. This regional fault system is closely associated with several gold deposits and showings (New Britannia/Noracme, Puffy Lake, Nokomis Lake, Evans Lake, Wood Lake).

A 1600 metre program of diamond drilling is planned to test the Emily showing in the winter and early spring of 2005. A program of detailed mapping and soil sampling is planned for the summer of 2005 to evaluate covered portions of the potentially mineralized Loonhead Lake fault system on the Quarter Moon Lake property.

Eckart Buhlmann, P. Geo., is the qualified person, responsible for the technical content of this news release.

"We are pleased and excited with this acquisition and having the opportunity to add our expertise in exploration and project development. It offers great new potential for both Halo and the Quarter Moon Lake Property," said Marc Cernovitch. "It is our plan to immediately conduct follow-up drilling on targets identified by recent exploration programs and in particular, the numerous grab samples that have yielded significant gold values"

Under the terms of the LOI, Halo has the right to acquire an initial 51% interest in the Quarter Moon Property by: Paying $40,000 Cash, and 50,000 common shares upon regulatory approval of the transaction, completing a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and 50,000 shares on the first anniversary, and completing a further $300,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by: completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 shares on or before the third anniversary. The Quarter Moon Property will then be held 80% by Halo and 20% by EL. Halo will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1M.

Halo Resources Ltd. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $6 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com
                                      -30-
ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT & CEO

FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President & CEO
Tel: 604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com

  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.